

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2015

Mail Stop 4546

<u>Via Email</u>
Jong Kyoo Yoon
Chairman and Chief Executive Officer
KB Financial Group Inc.
84, Namdaemoon-ro
Jung-gu, Seoul 100-703
Korea

> **Re: KB Financial Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 000-53445**

Dear Mr. Yoon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 5.B. Liquidity and Capital Resources, page 140</u>

1.   We note the discussion of your liquidity beginning on page 140 and liquidity risk management on page 196. Please consider providing tabular disclosure that summarizes encumbered and unencumbered assets by balance sheet category, including collateral received that may be redeployed.

<u>Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 179</u>

<u>Operational Risk Management, page 197</u>

2.   We note the disclosures that you have made in your Risk Factors section and elsewhere regarding the widespread data breach in your credit card business and the alleged issues

with Kookmin Bank's internal controls. Please tell us how these incidents have affected your operational risk management.

Note 6.4 – Transfer of Financial Assets, page F-85

Securities Under Repurchase Agreements and Loaned Securities, page F-89

3.   We note your disclosure of securities under repurchase agreements and loaned securities as of December 31, 2014 and 2013 on page F-89. Please tell us, and revise future filings as appropriate, how the amounts on page F-89 reconcile to the offsetting disclosure amounts on page F-91 for your repurchase agreements, securities lending and similar agreements, as well as how these disclosures reconcile to the assets pledged as collateral disclosures on pages F-93-F-94.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Stephanie Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Alexandra Ledbetter at (202) 551-3317 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Financial Services II